Exhibit 99.1

NICE Named Market Share Leader for Contact Center Workforce
Optimization in DMG Consulting Report

NICE Holds 40% Market Share, More Than Six Percentage Points Greater Than Nearest Competitor

Hoboken, N.J., March 1, 2019 – NICE (Nasdaq: NICE) today announced that it has been recognized by DMG Consulting LLC, a leading independent research and consulting firm, as the Contact Center Workforce Optimization (WFO) market share leader for first half 2018 with a 40.0 percent share of the market. NICE Contact Center WFO has a lead over the nearest competitor by more than six percententage points of market share.

“Our continued leadership in the WFO market showcases the strength of our solutions and our focus on driving continuous improvement in Customer Experience,” Barry Cooper, President of the NICE Enterprise Group said. “Our relentless innovation continues to lead to the creation of exciting new products. Our WFO solutions are customizable and adaptable to grow with our customers, allowing accurate planning and increased employee engagement, ensuring success at all levels of the business.”

NICE WFO is a portfolio of tightly integrated solutions, enabling organizations of all sizes to improve their effectiveness and productivity. This is achieved by recognizing performance gaps, delivering targeted coaching, predicting workloads and scheduling staff. NICE WFO uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, training, coaching, assessments and incentives, based on the individual agents' identity. NICE WFO can be deployed in a cloud environment or on-premise based on the needs of the customer.

“Transformation of the WFO market is expected to heat up, especially due to the digital transformation, RPA and AI. The digital transformation is driving companies worldwide to redesign their front-– and back-office servicing strategies and operations,” Donna Fluss, President, DMG Consulting said. “Companies (and their customers) want solutions that make it easy to conduct business and deliver a personalized, outstanding experience cost effectively.”

The 2018-2019 Workforce Optimization Product and Market Report is DMG Consulting’s fifteenth report on the WFO sector. This report focuses on the contact center WFO market, competitive landscape, product suites, technology and innovation. The report also offers a revenue and market share comparison of first-half 2018 vs first-half 2017 and provides five-year market projections for all thirteen WFO application components.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.